Exhibit 99.1

New Oriental Responds to the Muddy Waters Report

Beijing, July 19, 2012—New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today responded to the allegations raised in a report dated July 18, 2012 issued by Muddy Waters. New Oriental believes that the Muddy Waters report contains numerous errors of facts, misleading speculations and malicious interpretations of events.

As previously disclosed, New Oriental had 664 Company owned and operated schools and learning centers as of May 31, 2012. The Muddy Waters report alleged that a significant number of these school and learning centers were instead operated by franchisees, and that the Company consolidates these franchisees’ results of operations and assets as though they were the Company’s own. The Muddy Waters report is wrong. New Oriental stands firmly by its statement that all of the 664 schools and learning centers as of May 31, 2012 were and, are, its own. Although New Oriental started a small pilot program beginning in fiscal year 2010 whereby it permits third parties in certain small cities to offer its “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model, that pilot program is immaterial to the Company. Moreover, New Oriental has never included these cooperation facilities, which never exceeded 21 facilities in total, in the counts of its own school and learning centers, nor has New Oriental included student enrollments from these cooperation facilities as its own student enrollments. New Oriental has properly recorded license and training fees paid to New Oriental by these cooperation facilities in New Oriental’s revenues according to U.S. GAAP. For the fiscal years ended May 31, 2010 and 2011, New Oriental recognized revenues in an aggregate amount of US$35,000 and US$249,000, respectively, from license and training fees received from the cooperation facilities, representing 0.009% and 0.045% of New Oriental’s total revenues, respectively.

New Oriental’s Board of Directors has been informed of the allegations made by Muddy Waters and will consider and decide on the necessary and appropriate course of action in response to the allegations. New Oriental will release additional information concerning the allegations in due course. New Oriental is committed to providing full and accurate disclosure to investors and to rebutting any false claims that attempt to undermine confidence in New Oriental’s business, management, operations and corporate structure.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:     +86-10-6260-5568

Email: zhaosisi@xdf.cn

Mr. Martin Reidy

Beijing Brunswick Consultancy Ltd.

Tel:     +86-10-5960-8616

Email: mreidy@brunswickgroup.com

In the U.S.:

Ms. Cindy Zheng

Brunswick Group LLC

Tel:     +1-212-333-3810

Email: czheng@brunswickgroup.com